Exhibit 5.3 Page 1

14 June 2021

Transocean Inc.

36C Dr. Roy’s Drive

Bermuda House, 4th Floor

George Town

Grand Cayman KY1-1003

Cayman Islands

Dear Sirs and Mesdames

Transocean Inc. (the "Company")

1.Background

We have acted as Cayman Islands legal counsel to the Company. The Company has requested that we issue this legal opinion ("Opinion") to you in connection with the issuance of the Bonds pursuant to the Indenture (as defined in Schedule 1).

Capitalised terms used in this Opinion shall have the meanings ascribed to them in this Opinion and/or the Schedules.

2.Scope of Opinion

This Opinion is given only on the laws of the Cayman Islands in force at the date hereof and is based solely on matters of fact known to us at the date hereof. We have not investigated the laws or regulations of any jurisdiction other than the Cayman Islands (collectively, "Foreign Laws"). We express no opinion as to matters of fact or, unless expressly stated otherwise, the veracity of any representations or warranties given in or in connection with any of the documents set out in Schedule 1.

OFFICES: BVI ⚫ CAYMAN ⚫ GUERNSEY ⚫ JERSEY ⚫ LONDON	P.O. Box 10008	Telephone:+1 345 749 2000
	Willow House	Facsimile: +44 1481 739081
	Cricket Square	E-mail: info@careyolsen.com
	Grand Cayman KY1-1001	Website: www.careyolsen.com
Cayman Islands

"Carey Olsen" in the Cayman Islands is the business name of Carey Olsen Cayman Limited, a body corporate recognised under the Legal Practitioners (Incorporated Practice) Regulations (as revised). The use of the title "Partner" is merely to denote seniority. Services are provided on the basis of our current terms of business, which can be viewed at: http://www.careyolsen.com/termsofbusiness.pdf. CO Services Cayman Limited is regulated by the Cayman Islands Monetary Authority as the holder of a corporate services licence (No. 624643) under the Companies Management Law (as revised).

3.Documents Reviewed and Enquiries Made

In giving this Opinion we have reviewed originals, copies, conformed copies, certified copies or notarised copies of the documents set out in Schedule 1.

4.Assumptions and Qualifications

This Opinion is given on the basis that the assumptions set out in Schedule 2 (which we have not independently investigated or verified) are true, complete and accurate in all respects. In addition, this Opinion is subject to the qualifications set out in Schedule 3.

5.Opinions

We are of the opinion that:

5.1	Due incorporation, existence and status

The Company has been duly registered by way of continuation as an exempted company with limited liability under the Companies Act (as revised) of the Cayman Islands (the "Companies Act"), is validly existing and was, at the date of the Certificate of Good Standing, in good standing with the Registrar.

5.2	Debt Securities

The Debt Securities have been duly authorised by the Company, and assuming the further approval of their offer and sale by the board of directors of the Company (the "Directors"), and further assuming their due execution and delivery by the Company in the manner authorized in the Meeting, and assuming their further issuance and authentication in accordance with the terms of the Indentures, and insofar as such matters are governed by New York law, the Debt Securities will, if and when issued by the Company, be duly authorized, executed, delivered and validly issued.

5.3	Warrants

The Warrants, if and when (i) any such Warrants have been duly authorized by the Directors, and (ii) all other requirements under Cayman Islands law and any other law applicable to such Warrants in connection with the creation and issuance of such Warrants have been complied with, including with respect to (but not limited to) the terms, offer, sale, execution, delivery and authentication of such Warrants will, if and when issued by the Company, be duly authorized and validly issued.

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5.4	Purchase Contracts

The Purchase Contracts, if and when (i) any such Purchase Contracts have been duly authorized by the Directors, and (ii) all other requirements under Cayman Islands law and any other law applicable to such Purchase Contracts in connection with the creation and issuance of such Purchase Contracts have been complied with, including with respect to (but not limited to) the terms, offer, sale, execution, delivery and authentication of such Purchase Contracts will, if and when issued by the Company, be duly authorized and validly issued.

5.5	Rights

The Rights, if and when (i) any such Rights have been duly authorized by the Directors, and (ii) all other requirements under Cayman Islands law and any other law applicable to such Rights in connection with the creation and issuance of such Rights have been complied with, including with respect to (but not limited to) the terms, offer, sale, execution, delivery and authentication of such Rights will, if and when issued by the Company, be duly authorized and validly issued.

5.6	Units

The Units, if and when (i) any such Units have been duly authorized by the Directors, and (ii) all other requirements under Cayman Islands law and any other law applicable to such Units in connection with the creation and issuance of such Units have been complied with, including with respect to (but not limited to) the terms, offer, sale, execution, delivery and authentication of such Units will, if and when issued by the Company, be duly authorized and validly issued.

6.Reliance

Except as specifically referred to in this Opinion we have not examined, and give no opinion on, any contracts, instruments or other documents (whether or not referred to in, or contemplated by, the Documents). We do not give any opinion on the commercial merits of any transaction contemplated or entered into under or pursuant to the Documents.

This Opinion (and any obligations arising out of or in connection with it) is given on the basis that it shall be governed by and construed in accordance with the laws of the Cayman Islands. By relying on the opinions set out in this Opinion the addressee(s) hereby irrevocably agree(s) that the courts of the Cayman Islands are to have exclusive jurisdiction to settle any disputes which may arise in connection with this Opinion. We assume no responsibility to advise any person entitled to rely on this Opinion, or to undertake any investigations, as

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to any change in Cayman Islands law (or its application) or factual matters arising after the date of this Opinion, which might affect the opinions set out herein.

This Opinion is addressed to, and is solely for the benefit of, the addressee(s) and may not be disclosed to, or relied upon by, any other person or referred to or made public, in each case without our prior written consent; provided that, in connection therewith, we hereby consent to the filing of this Opinion as an exhibit to the Registration Statements and to the reference to our firm under the heading "Legal Matters" in the Registration Statement pursuant to which the Bonds are being offered.  We are aware that Baker Botts L.L.P. will rely as to matters of Cayman Islands law on the foregoing opinion in rendering its Opinion being filed as an exhibit to the Registration Statement.  In giving this consent we do not admit that we are in the category of persons whose consent is required under Section 7 of the U.S. Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission (SEC) thereunder.

Yours faithfully,

/s/ Carey Olsen

Carey Olsen

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SCHEDULE 1

DOCUMENTS REVIEWED

A.Documents Reviewed

1.	The certificate of registration by way of continuation of the Company dated 14 May 1999, the certificate of incorporation on change of name of the Company dated 29 December 1999, the certificate of incorporation on change of name of the Company dated 10 May 2002, and the amended and restated memorandum and articles of association of the Company as adopted on 18 December 2008.
2.A certificate of good standing relating to the Company issued by the Registrar of Companies of the Cayman Islands (the "Registrar") dated 11 June 2021 (the "Certificate of Good Standing").
3.Minutes of a meeting of the board of directors of the Company (the "Directors") held on 25 February 2021 (the "Meeting").
4.A certificate dated 14 June 2021 as to certain matters of fact signed by a director of the Company.
5.	Copies of the following documents (the "Documents"), each dated on or about the date hereof unless otherwise noted:
(a)	The contents of the Registration Statement on Form S-3 as filed with the United States Securities and Exchange Commission (the "SEC") on or about 14 June 2021 by Transocean Ltd. and the Company (the "Registration Statement") to be filed with the SEC on the date hereof under the Securities Act of 1933 (the "Act") with respect to (i) registered shares of CHF 0.10 par value each of Transocean Ltd. (the "Registered Shares"), (ii) warrants (the "Warrants") to purchase Registered Shares, Debt Securities (as defined below) or other securities to be sold by Transocean Ltd. or the Company, (iii) debt securities of the Company (the "Debt Securities"), (iv) purchase contracts for the purchase or sale of Registered Shares, Debt Securities or securities of third parties, including any of the Company's affiliates, a basket of such securities, an index or indices of such securities or any combination thereof (the "Purchase Contracts"), (v) rights to purchase Registered Shares or Debt Securities (the "Rights"), (vi) units comprised of one or more of the other securities described in (i) to (v) above (inclusive) in any combination (the "Units", and together with the Warrants, Debt Securities, Purchase Contracts and Rights, the "Securities"), and (vii) guarantees by Transocean Ltd. of the Debt Securities from time to time pursuant to Rule 415 under the Act;
(b)	The Indenture dated as of December 11, 2007 between the Company, as issuer, Transocean Ltd., as guarantor, and Wells Fargo Bank, National Association, as trustee, as supplemented (the "Indenture"); and
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(c)	The form of Subordinated Indenture filed as Exhibit 4.4 to the Registration Statement between the Company, as issuer, Transocean Ltd., as guarantor, and Wells Fargo Bank, National Association, as trustee, as supplemented (the "Subordinated Indenture" and, together with the Senior Indenture, the "Indentures").

B.Scope

The above are the only documents we have examined for the purposes of this Opinion.

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SCHEDULE 2

ASSUMPTIONS

1.	The full power (including both capacity and authority), legal right and good standing of each of the parties to the Documents (other than the Company under the laws of the Cayman Islands) to execute, date, unconditionally deliver and perform their obligations under, and their due authorisation, execution, dating and unconditional delivery of, the Documents.
2.	Each Document constitutes legal, valid and binding obligations, enforceable in accordance with their terms, of each party to that Document under all laws other than, in the case of the Company, the laws of the Cayman Islands.
3.All authorisations, consents, filings, registrations or other requirements of governmental, judicial or public bodies and authorities required under any law (including the laws of the Cayman Islands) for any party (other than under the laws of the Cayman Islands or the memorandum and articles of association, the Company) to execute, or deliver, or enforce any Document or perform any of its obligations under any Document have been obtained, remain valid and subsisting and have been complied with.
4.No invitation, whether directly or indirectly, has been made to the public in the Cayman Islands to subscribe for the Bonds.
5.None of the Proceeds of Crime Act (as revised) of the Cayman Islands relating to money laundering, the Misuse of Drugs Act (as revised) of the Cayman Islands relating to drug trafficking or the Terrorism Act (as revised) of the Cayman Islands relating to the financing of terrorism is relevant to the transactions contemplated by the Documents or to any payment made or to be made thereunder.
6.None of the parties to the Documents is acting, or will act in a matter inconsistent with United Nations sanctions as implemented under the laws of the Cayman Islands or restrictive measures adopted by the European Union Council for Common Foreign and Security Policy extended to the Cayman Islands by the Orders of Her Majesty in Council.
7.All necessary consents have been given, actions taken (other than those required pursuant to the laws of the Cayman Islands) and conditions met or validly waived pursuant to the Documents.

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8.The Company has entered into the Documents in good faith for bona fide commercial reasons and on arm's length terms.
9.The conformity to the original documents of all copy documents supplied to us (whether in hard or soft copy format).
10.The authenticity, accuracy and completeness of all documents supplied to us, whether as originals or copies.
11.	The genuineness of all signatures, stamps, initials, seals, dates and markings on documents submitted to us.
12.No Document has been amended, modified, supplemented, revoked, rescinded or terminated since the time of its execution.
13.There is no document or other information or matter that has not been provided or disclosed to us, which could affect the accuracy of this Opinion.
14.The Company has entered into the Documents as principal for its own account and not as agent or fiduciary.
15.No Foreign Law qualifies or affects this Opinion.
16.Words and phrases used in any documents that we have reviewed that are not governed by Cayman Islands law have the same meanings and effect as they would have if those documents were governed by Cayman Islands law.
17.The memorandum and articles of association of the Company remains in full force and effect and is unamended.
18.The minutes of the Meetings are a true and correct record of the proceedings of the Meetings, which was duly convened and held and at which a quorum was present throughout in the manner prescribed in the articles of association of the Company. The resolutions set out in the minutes of the Meetings remain in full force and effect and have not been amended, modified, supplemented, revoked, rescinded or terminated in any way.

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19.The power and authority of the Company and the Directors have not been restricted in any way other than as set out in the Documents, memorandum and articles of association of the Company or as arising under Cayman Islands law.
20.There is no contractual or other obligation, prohibition or restriction (other than arising by operation of the laws of the Cayman Islands or as set out in the memorandum and articles of association of the Company) which may limit the Company's ability to enter into or perform its obligations under the Documents.
21.There is nothing in the corporate records or minute book of the Company (which we have not inspected) which would affect this Opinion.
22.Prior to, and immediately following the execution of the Documents, each of the parties thereto was solvent (both on a "going concern" and "balance sheet" basis) and did not enter into the Documents with the intent to defraud any creditor, prefer one creditor over another or wilfully defeat any obligation owed to a creditor.
23.In connection with the Company's entry into and performance of its obligations contained in the Documents, each of its authorised representatives has acted in accordance with his fiduciary and other duties to such Company under all relevant laws (including any relevant Foreign Laws) and the applicable articles of association (including in relation to any obligation to disclose a conflict of interest in connection therewith).

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schedule 3

QUALIFICATIONS

1.	The obligations under the Documents will not necessarily be legal, valid, binding or enforceable in all circumstances and this Opinion is not to be taken to imply that each obligation would necessarily be capable of enforcement or be enforced in all circumstances in accordance with its terms. In particular, but without limitation:
(a)	the binding effect, validity and enforceability of obligations may be limited by laws relating to bankruptcy, administration, insolvency, moratorium, liquidation, dissolution, re-organisation and other laws of general application relating to, or affecting the rights of, creditors;
(b)	enforcement may be limited by general principles of equity. For example, equitable remedies such as specific performance or the issuing of an injunction are available only at the discretion of the court and may not be available where, for example, damages are considered to be an adequate alternative and we therefore express no opinion on whether such remedies will be granted if sought;
(c)	claims may be or become barred under the laws relating to the prescription and limitation of actions or may become subject to the general doctrine of estoppel or waiver in relation to representations, acts or omissions of any relevant party or may become subject to defences of set-off or counterclaim;
(d)	the courts of the Cayman Islands may not enforce contractual provisions to the extent that the same may be illegal or contrary to public policy in the Cayman Islands (for example, a provision purporting to indemnify or exculpate a person for an action which constitutes actual fraud or a criminal offence) or, if obligations are to be performed in a jurisdiction outside the Cayman Islands, to the extent that such performance would be illegal or invalid or contrary to public policy in that jurisdiction;
(e)	a judgment of the courts of the Cayman Islands may be required to be made in Cayman Islands dollars;
(f)	the courts of the Cayman Islands have jurisdiction to give judgment in the currency of the relevant obligation and statutory rates of interest will vary according to the currency of the

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judgment. In a liquidation proceeding, the courts of the Cayman Islands will require all debts to be proved in a common currency, which is likely to be the "functional currency" of the party being liquidated determined in accordance with applicable accountancy principles. Currency indemnity provisions have not been tested, so far as we are aware, in the courts of the Cayman Islands and as such may not be enforceable;
(g)	the courts of the Cayman Islands may decline to accept jurisdiction in an action where they determine that there is another more appropriate forum in another jurisdiction or that a court of competent jurisdiction has already made a determination of the relevant matter or where there is litigation pending in respect thereof in another jurisdiction or it may stay proceedings if concurrent proceedings are instituted elsewhere;
(h)	there is a presumption that the courts of the Cayman Islands will give effect to an exclusive jurisdiction clause in an agreement and upon application, may stay proceedings brought in the Cayman Islands or grant an anti-suit injunction against a party that commences proceedings elsewhere where such proceedings are in breach of the exclusive jurisdiction clause, unless a party can satisfy the courts of the Cayman Islands that it would be just and equitable to depart from that presumption (for example, not to do so would deprive one party of access to justice);
(i)	any provision purporting to fetter any statutory power of a Cayman Islands partnership or company (for example, a provision restricting the company's power to commence winding up, to alter its memorandum and articles of association or to increase its share capital) may not be enforceable;
(j)	provisions that purport to require parties to reach agreement in the future may be unenforceable for lack of certainty;
(k)	the courts of the Cayman Islands may find that a hybrid dispute resolution clause, though generally recognised under Cayman Islands law, is unenforceable on the grounds, amongst others, that it confers concurrent jurisdiction on an arbitral tribunal and the courts of the Cayman Islands;
(l)	the courts of the Cayman Islands may refuse to enforce a provision that amounts to an indemnity in respect of the costs of enforcement or of unsuccessful proceedings brought in the Cayman Islands where such courts have already made an order to that effect;

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(m)	where the courts of the Cayman Islands determine that a contractual term may be interpreted in more than one manner the courts may employ the one that is deemed to be most consistent with business and common sense;
(n)	it is possible that a judgment (in the Cayman Islands or elsewhere) relating to a particular agreement or instrument would be held to supersede the terms of such agreement or instrument with the effect that, notwithstanding any express term to the contrary in such agreement or instrument, such terms would cease to be binding;
(o)	the enforcement of contractual obligations may be limited by the provisions of Cayman Islands law applicable to agreements or contracts held to have been frustrated by events happening after the relevant agreement or contract was entered into; and
(p)	the enforcement of obligations may be invalidated or vitiated by reason of fraud, duress, undue influence, mistake, illegality or misrepresentation.
2.	We offer no opinion as to whether the acceptance of, or the execution or performance of, the Company's obligations under the Documents will or may result in the breach or infringement of any other deed, contract or document entered into by, or binding upon, such Company (other than its articles of association).
3.	As a matter of Cayman Islands law:
(a)	a provision for the payment of additional moneys or the forfeiture of property or rights for breach of a contractual obligation, whether expressed by way of penalty, additional interest, liquidated damages or otherwise, will be unenforceable if such a payment or forfeiture is held to constitute a penalty. We express no opinion as to whether any provision constitutes a penalty;
(b)	certain terms and concepts (for example the difference between "negligence" and "gross negligence"), though commonly used, have not yet been clearly defined by the courts of the Cayman Islands;
(c)	written agreements are only effective from date on which they are signed notwithstanding that they may contain an earlier stated effective or "as of" date;
(d)	notwithstanding that it is expressly stated as such, a power of attorney or other grant of agency (including an agent for service of process) will not be irrevocable unless, as a factual

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matter, it is coupled with an interest or given to secure a proprietary interest of the donee or the performance of an obligation owed to a donee;
(e)	notwithstanding that a breach of the provisions of a document has caused or is likely to cause damage to a party thereto, or would, on the face of such document, give rise to a specified liability or consequence, a non-breaching party may be under an obligation to take reasonable steps to mitigate any loss and the Cayman Islands courts may take any failure to do so into account when determining whether or not to award damages or grant relief to a claimant;
(f)	the courts may, in limited circumstances (primarily in relation to fiduciary-like or long-term arrangements) imply a contractual duty of good faith on parties, notwithstanding the absence of any such express term in a document;
(g)	only in very limited circumstances (for example, deeds poll and/or where rights are held on trust), can a person who is not party to an agreement governed by Cayman Islands law enforce the terms of that agreement against one or more of the parties thereto, unless such person has been expressly granted the right in the agreement to enforce such terms pursuant to The Contracts (Rights of Third Parties) Act, 2014 of the Cayman Islands; and
(h)	a provision of an agreement that purports to impose obligations on a person who is not party to such agreement will not be enforceable against such person.
4.	We offer no opinion as to the existence or value of, or any party's interest in, any property or assets.
5.	In order to maintain an exempted company in good standing with the Registrar, annual fees must be paid and annual filings must be made with the Registrar within the prescribed periods.
6.	A provision that a calculation, determination, opinion, exercise of power or certificate will be conclusive and binding may not be effective or enforceable if such calculation, determination, opinion, exercise of power or certificate is given unreasonably, arbitrarily or without good faith or which is fraudulent or manifestly inaccurate and will not necessarily prevent judicial enquiry into the merits of any claim.
7.	The question of whether or not any provision of an agreement or document which is illegal, invalid, unenforceable or void may be severed from the other provisions thereof would be determined by the courts of the Cayman Islands in its discretion.

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8.	We make no comment on references to any Foreign Laws or to any representations or warranties made in any agreement or document.
9.	The effectiveness of terms releasing or exculpating any party from, or limiting or excluding, a liability (or duty otherwise owed) may be limited by law, and confidentiality obligations may be overridden by the requirements of legal or regulatory process or applicable law.
10.	Failure to exercise a right, or any delay in such exercise, may operate as a waiver of that right notwithstanding a provision to the contrary.
11.	We express no opinion on any provision in any agreement or document requiring written amendments and waivers thereof insofar as it suggests that all or other modifications, amendments or waivers could not be effectively agreed upon or granted by or between the parties. It is likely that the provisions of an agreement or document governed by Cayman Islands law may be waived or amended orally or by conduct notwithstanding any such provision.

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